UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2025

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces 10 Presentations at the 67th American Society of Hematology (ASH) Annual Meeting

On November 3, 2025, Legend Biotech Corporation (“Legend Biotech” or the “Company”) issued a press release announcing that the Company will deliver two oral presentations and seven poster presentations on CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) for multiple myeloma at the 67th Annual American Society of Hematology (ASH) Annual Meeting taking place from December 6-9, 2025, in Orlando, FL.

In addition to the CARVYKTI data, the Company will also deliver an oral presentation on Lucar-G39D, its investigational and novel anti-CD20/CD19 dual-CAR allogeneic gamma delta T cell therapy, being evaluated in patients with relapsed or refractory B-cell non-Hodgkin lymphoma (NHL).

The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-272222 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

 EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated November 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: November 3, 2025	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer